February 15, 2006



Mail Stop 6010

Leonard Foxman
Chief Executive Officer and President
Eagle Test Systems, Inc.
2200 Millbrook Drive
Buffalo Grove, Illinois 60089
Re:	Eagle Test Systems, Inc.
	Amendments No. 2 and No. 3 to Registration Statement on Form
S-1
	Filed February 7, 2006 and February 13, 2006
	         File No. 333-130521
Dear Mr. Foxman:
      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.
      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
Net Revenue, page 36
1. We note your response to comment 12 regarding the proportional effect from the industry downturn. Please identify the revisions you have made in response to this comment.
Management Rights Agreement, page 69
2. We note your response to our comment 12.  Per Instruction 2 to
Item 601 of Regulation S-K, please either include in Exhibit 10.25 a schedule setting forth the material details in which each of the executed documents differ from the exhibit or confirm in your response letter that no such differences exist.
Principal and Selling Stockholders, page 72
3. We note your response to our comment 15 and your revised disclosure. Please disclose in the footnotes how the voting and investment control is allocated for shares held by your Employee Stock Ownership Plan and how such control would change after the offering.
Exhibit 5.1
4. We note your response to comment 19. We note the assumption regarding the filing of the certificate of incorporation in Delaware.
It is unclear why that filing will not be complete prior to your filing of your opinion of counsel. Also, we note your additional disclosure on page 5 regarding the filing of the second amended and restated certificate of incorporation prior to completion of the offering, rather than effectiveness. Please explain to us in detail your reasons for a second amended and restated certificate of incorporation and your anticipated timing for such filing.
Closing Comments
      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date
      You may contact Dennis Hult at (202) 551-3618 or in his absence, Gary Todd at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at (202) 551-3637 or me at (202) 551-3444 with any other questions.

      Sincerely,




							Perry Hindin
							Special Counsel

cc:	John R. LeClaire, Esq.
      Martin Carmichael III, Esq.
      Michael Turner, Esq.